Exhibit 99.4

ARC ENERGY TRUST AND ARC RESOURCES LTD.

VOTING DIRECTION AND PROXY FOR

HOLDERS OF EXCHANGEABLE SHARES

OF ARC RESOURCES LTD.

The undersigned holder (the “Holder”) of series A exchangeable shares and/or series B exchangeable shares (collectively, the “Exchangeable Shares”) of ARC Resources Ltd. (“ARC Resources”) has the right to instruct Computershare Trust Company of Canada (the “Trustee”) in respect of the exercise of its votes on matter nos. 1 through 3 below at the joint special meeting (the “Meeting”) of:  (i) the holders of trust units of ARC Energy Trust and the holders of Exchangeable Shares (collectively, the “Trust Securityholders”); and (ii) the holder of common shares of ARC Resources and the holders of Exchangeable Shares (collectively, the “ARC Resources Securityholders”); to be held on December 15, 2010 and at any adjournment or adjournments thereof and on any ballot that may take place in consequence thereof, as follows:

•                                          To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; OR

•                                          To instruct the Trustee to appoint a representative of the Trust’s management as proxy to exercise the votes to which the Holder is entitled as indicated below; OR

•                                          To instruct the Trustee to appoint the Holder, or the Holder’s designee, as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that its Exchangeable Shares be voted as follows:

1.                                       FOR ☐ or AGAINST ☐ a special resolution of the Trust Securityholders, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of the Trust and ARC Resources dated November 12, 2010 (the “Information Circular”), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) which will result in the reorganization of the Trust into a corporation (the “Arrangement”) and related matters, all as more particularly described in the Information Circular;

2.                                       FOR ☐ or AGAINST ☐ an ordinary resolution of the Trust Securityholders, the full text of which is set forth in the Information Circular, to approve a share option plan for the dividend paying, publicly traded exploration and production company to be formed pursuant to the Arrangement, all as more particularly described in the Information Circular; and

3.                                       At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof affecting Trust Securityholders, in such manner as such proxyholder, in his sole judgment may determine.

IMPORTANT NOTE:  If a direction is made, the Holder’s Exchangeable Shares will be voted or withheld from voting as directed.  If no direction is made, for or withhold from voting, the Holder’s Exchangeable Shares will not be voted.

PLEASE SELECT ONE OF THE FOLLOWING:

☐	Direct the Trustee to Vote Exchangeable Shares
The holder hereby directs the Trustee to vote as indicated.

☐	Appointment of Trust Management as Proxy

The Holder hereby appoints Mac H. Van Wielingen, the Chairman of ARC Resources or, failing him, John P. Dielwart, the Chief Executive Officer of ARC Resources, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting affecting Trust Securityholders.

☐	Appointment of the Holder, or the Holder’s Designee as Proxy

The Holder hereby appoints                                                as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting affecting Trust Securityholders.

If the Holder does not complete one of the foregoing, completes more than one of the foregoing or completes the third selection but does not specify an alternative proxyholder, the Holder will be deemed to have directed the Trustee to vote its Exchangeable Shares as indicated.

In addition to the above, the Holder is entitled to vote the Holder’s Exchangeable Shares at the Meeting on matter nos. 4 and 5 below.  Accordingly, the Holder hereby appoints Mac H. Van Wielingen, the Chairman of ARC Resources, of the City of Calgary, in the Province of Alberta, or, failing him, John P. Dielwart, the Chief Executive Officer of ARC Resources, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,                                                                                     , as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders’ discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the Holder hereby directs the said proxyholder to vote the Holder’s Exchangeable Shares in the following manner:

4.                                       FOR ☐ or AGAINST ☐ a special resolution of the ARC Resources Securityholders, the full text of which is set forth in Appendix A to the Information Circular to approve the Arrangement and related matters, all as more particularly described in the Information Circular; and

5.                                       At the discretion of the said proxyholder, upon any amendment or variation of the above matter or any other matter that may properly be brought before the Meeting or any adjournment thereof affecting ARC Resources Securityholders, in such manner as such proxyholder, in his sole judgment may determine.

This Proxy is solicited on behalf of the management of ARC Resources.  The Exchangeable Shares represented by this Proxy will be voted and, where the Holder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.  Each Holder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Holder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Holder’s appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given in respect of the above matters.

DATED: , 2010.

Signature of Holder

Name of Holder

Number of Exchangeable Shares Held

NOTES:

1.                                       This voting direction and proxy will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1 not later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.  The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2.                                       If this voting direction and proxy is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3.                                       If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4.                                       This voting direction and proxy must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5.                                       Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6.                                       A holder who has submitted a voting direction and proxy may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction and proxy is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction and proxy is revoked.